1(202) 551-1840

brandonbortner@paulhastings.com

September 8, 2023

Michael Volley

Amit Pande

John Stickel

James Lopez

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Marblegate Capital Corp

Amendment No. 1 to Draft Registration Statement on Form S-4

Submitted June 30, 2023

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 11, 2023, regarding the Company’s Draft Registration Statement on Form S-4 confidentially submitted to the Commission on June 30, 2023 (the “Amended DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-4 General

1.	Please refer to comment 1. Please note that we have referred your response to the Division of Investment Management and may have further comments.

Response:

The Company respectfully acknowledges the Staff’s comment.

2.

Please refer to comment 31. We continue to note confusing disclosure throughout the filing related to Septuagint, with some examples noted below, that implies you either control this entity or that this entity will be part of the consolidated entity after the business combination. Please revise your filing as needed.

September 8, 2023

•	Risk Factor on page 68 providing information regarding services provided to Septuagint, the number of employees of Septuagint and referring to them as your employees.

•	Page 180 where you refer to our Septuagint fleet.

•	Page 182 where you discuss the number of employees of Septuagint.

•	Page 183 where you provide information regarding Septuagint’s properties.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the disclosure throughout the Amended Registration Statement has been revised to remove any implication that following the Business Combination New MAC will control Septuagint or that Septuagint will be part of the consolidation with New MAC, including on pages 27, 173-175, 180 and 181-182 to remove references to “our” operating fleet or “our” operating joint venture, clarify that Septuagint’s employees are not “our” employees and remove information regarding Septuagint’s properties.

3.

We note your response to prior comment 2, and that the tables throughout show all possible sources of dilution, including the exercise of all outstanding Public Warrants and Private Placement Warrants. Given the uncertainty as to whether such warrants will be exercised, please consider disclosing the dilution with and without the exercise of the warrants in a separate line item.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17-19, 41-43 and 156-158 of the Amended Registration Statement to disclose the dilution with and without the exercise of the warrants in response to the Staff’s comment.

Did the MAC Board or the Special Committee obtain a third-party valuation or fairness opinion in determining whether or not to proceed, page 12

4.

We note your response to prior comment 4 and reissue. Please revise to clarify the scope of the opinion, indicating that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13, 121, 127 and 129 of the Amended Registration Statement to clarify the scope of the opinion in response to the Staff’s comment by indicating that the fairness opinion addressed only the fairness, from a financial point of view, as of the date thereof, to MAC (as opposed to fairness to only those stockholders of MAC unaffiliated with the Sponsor or its affiliates or to all stockholders of MAC as a group).

September 8, 2023

The Parties to the Business Combination, page 25

5.

We note your response to prior comment 9, and that you now distinguish between registered and unregistered medallions, rather than medallions that are directly or indirectly owned. We also note that you define owned medallions to include both registered and unregistered medallions. The definition on page 6 provides that unregistered medallions are those that have not yet completed the formal TLC transfer process, including medallions acquired pursuant to a UCC disposition. Please clarify if medallions that are acquired pursuant to a UCC disposition, such as a public auction or surrender, are legally owned at the time of such auction or disposition, or whether legal ownership is deemed official upon completion of the TLC transfer process. In this regard, it is unclear why you include quotation marks for “directly” owned by DePalma Acquisition II LLC when it acquires medallions pursuant to a UCC disposition. It appears from your disclosure that TLC approval is required to close on the transaction to transfer ownership, since it is at such closing that “the TLC issues a letter approving the transaction and listing the buyer as the owner of the subject medallion(s).” If so, please revise here and throughout to clarify that unregistered medallions are not yet owned, but that you are in the process of seeking ownership pending TLC approval. Otherwise, please provide your analysis as to why unregistered medallions should be defined as owned medallions. Please also clarify the approximate percentage of medallions that are held pursuant to UCC disposition but not TLC approval, and discuss the extent to which there are risks involved for approval not being provided.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in order for a secured lender acquiring a medallion through a UCC disposition process to become the New York City Taxi and Limousine Commission (“TLC”) registered owner of the medallion, a two-step process is required: first, the secured lender must obtain the legal right to the medallion (e.g., complete a UCC disposition process); and second, the secured lender must submit a transfer package to the TLC and attend a TLC closing where such transfer of TLC registered ownership is approved by the TLC.

When DePalma I acquires a medallion pursuant to a UCC disposition (e.g., public auction or surrender), DePalma I becomes the legal owner of such medallion (i.e., the medallion is the property of DePalma I that could be transferred by DePalma I regardless of the formal TLC transfer process). The Company further advises the Staff that the TLC transfer process is not a precondition for conveying legal ownership of a medallion. The TLC transfer process is the process by which the TLC registers medallion ownership on its records, which is a precondition to deployment of a medallion on a working taxi vehicle. Accordingly, following the date DePalma obtains legal ownership of a medallion, but prior to the time TLC registration has occurred, DePalma refers to the medallion as an “Unregistered Medallion” and, upon TLC approval of DePalma as the registered owner on its books, a “Registered Medallion”. However, both Unregistered Medallions and Registered Medallions are “Owned Medallions” because, regardless of TLC registration, DePalma has and retains legal ownership. Registering a medallion with the TLC in the name of DePalma immediately after a UCC disposition is not a prerequisite for monetizing the asset and may, in some cases, be uneconomical because, for example, after a UCC disposition, DePalma I routinely transfers Unregistered Medallions to DePalma II for fair value. DePalma II then transfers the unregistered medallion to a wholly owned subsidiary (a “Mini LLC”), and the Mini LLC then registers the medallion in its own name with the TLC. The Company advises the Staff that it has revised the disclosure on pages 26-27, of the Amended Registration Statement to clarify this distinction between transfer of legal ownership and record ownership with the TLC.

September 8, 2023

The Company respectfully advises the Staff that DePalma is very familiar with the TLC process for a secured lender to become a TLC recognized owner of a registered medallion. To date, the DePalma Companies have completed the TLC transfer process and become a TLC registered owner of over 75 medallions after acquiring the legal right to such medallions from secured lenders that have disposed of the medallion via surrender or public auction. DePalma has never had the TLC reject the transfer of registration to the DePalma Companies. Similarly, with respect to Owned Medallions, to date, DePalma has become a TLC-recognized owner of 516 registered medallions, which is approximately 36% of the total Owned Medallions (1,434), and has submitted over 250 transfer packages (containing one or more medallions) with each of these packages having been approved by the TLC. The remaining 918 medallions, or approximately 64% of total Owned Medallions to date, are Unregistered Medallions held directly by DePalma II pursuant to UCC disposition. While there is risk associated with the TLC changing its regulatory framework related to the registration process or slowing or halting its registration process as disclosed on page 56 of the Amended Registration Statement under the heading “Risk Factors—Risks Related to DePalma’s Business—Our business is heavily concentrated in loans secured by taxicab medallions as well as Owned Medallions, which carry a high risk of loss and could be adversely affected by an economic downturn as well as the regulatory policies of the City of New York and the New York City Taxi and Limousine Commission”, the Company respectfully advises the Staff that it believes, under the current regulatory framework, the risk of the TLC failing to register DePalma’s Unregistered Medallions is de minimis. However, the Company advises the Staff that it has supplemented the disclosure on page 27, of the Amended Registration Statement to disclose DePalma’s track record to date of converting Unregistered Medallions to Registered Medallions pursuant to the TLC’s registration process.

6.	We note your revised disclosure and response to comment 10. Please revise to quantify a range or approximate average of the “meaningful” discount for acquired loans.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 26 of the Amended Registration Statement to quantify a range or approximate average of the “meaningful” discount for acquired loans in accordance with the Staff’s comment.

The lack of liquidity in our medallion loan portfolio and Owned Medallions may adversely affect our business, page 58

7.	We note that the second half of this risk factor does not appear to relate to liquidity. Please consider revising the disclosure so it is consistent with the risk factor heading.

September 8, 2023

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of the Amended Registration Statement to revise the risk factor heading in accordance with the Staff’s comment.

MAC’s directors, executive officers, advisors or their affiliates may take actions, which may influence the vote on the Business Combination, page 90

8.

We note your response to prior comment 22. We also note your disclosure that the purpose of such purchases and other transactions could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response:

The Company acknowledges the Staff’s comment and has revised and supplemented the Amended Registration Statement to clarify that any purchase of public shares by the Sponsor or its affiliates would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including in respect of such purchased shares not being voted in favor of the Business Combination. Please see pages 92 and 139 – 140 of the Amended Registration Statement.

We do not have a specified maximum redemption threshold, page 91

9.

We note that you removed disclosure here and on the cover page, indicating that you would only redeem your public shares so long as after such redemption your net tangible assets would be at least $5,000,001 upon consummation of your initial business combination. However, we note that this is a condition of the closing per your disclosure on page 151 and Article 7 of your Business Combination Agreement. Please revise to disclose such condition in the risk factor section and on cover page, or advise.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the parties mutually waived the net tangible assets closing condition to the Business Combination Agreement. As such, the Company has revised the disclosure on pages 30 and 153 of the Amended Registration Statement to note that the parties agreed to an irrevocable waiver of the net tangible assets closing condition.

Conditions to Closing, page 151

September 8, 2023

10.	Please revise to include the Minimum Cash Amount requirement as a condition to closing or tell us why it should not be included.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that meeting or exceeding the “Minimum Cash Amount” is not a condition to closing. The Minimum Cash Amount is a component of DePalma Equity Value and an amount calculated to ensure sufficient liquidity to pay expenses in connection with the transaction. While the DePalma Equity Value is not a condition to closing under the Business Combination Agreement, the final determination of the DePalma Equity Value is a condition to closing as noted throughout the Amended Registration Statement. As discussed in the response to Comment 13 and as set forth in detail on page 158 of the Amended Registration Statement, pursuant to the Business Combination Agreement, the parties have agreed that, at closing, New MAC shall have a “Minimum Cash Amount” sufficient to pay unpaid transaction expenses and meet its working capital needs, which necessarily requires a final determination of DePalma Equity Value prior to closing. While, assuming the Business Combination and related transactions occurred on June 30, 2023, New MAC would have met the requisite Minimum Cash Amount on a pro forma basis, this calculation must again be determined at closing, which could require New MAC to acquire additional cash from the DePalama Companies in the Business Combination with the DePalma Companies entitled to retain any of its cash beyond the Minimum Cash Amount.

The Company has revised the disclosure on page 146 of the Amended Registration Statement to specify the components for determining the DePalma Equity Value in order to clarify the role of the Minimum Cash Amount.

11.

We note your disclosure that MAC must have at least $5,000,001 of net tangible assets as a condition to close. Noting the information in the pro forma financial information, please discuss the likelihood of this occurring, the impact of MAC not meeting this condition and the ability, contractual or otherwise, of the parties to waive conditions necessary for the business combination to proceed.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the parties mutually waived the net tangible assets closing condition to the Business Combination Agreement. As such, the Company has revised the disclosure on pages 30 and 153 of the Amended Registration Statement to note that the parties agreed to an irrevocable waiver of the net tangible assets closing condition.

Unaudited Pro Forma Condensed Combined Financial Information, page 155

12.	Please revise your disclosure on page 156 to clarify that only the pro forma ownership table was prepared assuming 50% redemptions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 158 of the Amended Registration Statement to clarify that only the pro forma ownership table was prepared assuming 50% redemptions in response to the Staff’s comment.

September 8, 2023

13.

We note your disclosure on page 157 that under the maximum redemption scenario the total cash remaining on a pro forma basis could be less than the Minimum Cash Amount (which is defined in the Business Combination Agreement as unpaid transaction costs plus a specified cash amount currently estimated to be $10 million to fund working capital expenses after the consummation of the Business Combination) but MAC expects to meet this required Minimum Cash Amount at the Closing of the Business Combination. Please revise to more clearly describe here or in other appropriate sections the following:

•	if the Minimum Cash Amount is a condition required to close the business combination;

•	how the Minimum Cash Amount and the determination of the amount impact the business combination;

•	clarify which party needs to have the Minimum Cash Amount; and

•	discuss how the relevant party expects to meet the Minimum Cash Amount.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as noted in the response to Comment 10, meeting or exceeding the “Minimum Cash Amount” is not a condition to closing. The Minimum Cash Amount is an amount to be calculated to ensure sufficient liquidity to pay expenses in connection with the transaction. The final determination of the DePalma Equity Value is a condition to closing, as is currently noted in the Amended Registration Statement, and the Minimum Cash Amount is a component to determining the DePalma Equity Value.

Determination of the Minimum Cash Amount is needed in order to calculate the DePalma Equity Value, which is a condition required to close the business combination. As set forth in detail on page 158 of the Amended Registration Statement, pursuant to the Business Combination Agreement, the parties have agreed that, at closing, New MAC shall have a “Minimum Cash Amount” sufficient to pay unpaid transaction expenses and meet its working capital needs, which necessarily requires a final determination of DePalma Equity Value prior to closing. The Company advises the Staff that the DePalma Companies expect to meet Minimum Cash Amount requirements though a mix of cash currently held at the DePalma Companies and cash expected to be generated through the closing of the transaction. However, this calculation must again be determined at closing, which could require New MAC to acquire additional cash from the DePalma Companies in the Business Combination with the DePalma Companies entitled to retain any of its cash beyond the Minimum Cash Amount.

The Company has revised the disclosure on page 157 of the Amended Registration Statement to specify the components for determining the DePalma Equity Value in order to clarify the role of the Minimum Cash Amount.

September 8, 2023

Description of the Business Combination, page 156

14.

We note the consideration transferred by New MAC to DePalma Equityholders in connection with the Pre-Closing Transactions is variable and changes based on the amount of redemptions by MAC public stockholders. Please revise to disclose how this consideration is determined.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 157 of the Amended Registration Statement to clarify how the consideration to be transferred by New MAC to DePalma Equityholders in connection with the Pre-Closing Transactions is determined in accordance with the Staff’s comment.

Information About DePalma, page 172

15.

We note disclosure throughout the filing that DePalma will have the right to exercise governance control once 85% of DePalma’s Owned Medallions have been contributed to Septuagint. Please revise to clarify what is meant by “contributed” as we note that medallions are leased to Septuagint. Additionally, please provide additional information regarding the process to lease a medallion to Septuagint. For example, discuss the factors that impact when a medallion is leased, discuss why a medallion might not be leased to Septuagint, discuss the typical timing after obtaining a medallion to lease it to Septuagint. Lastly, if reaching 85% is reasonably possible during 2023, please discuss the impact on DePalma and the financial reporting of DePalma from obtaining the right to exercise governance control.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the term “contributed” refers to the point in time when a medallion is leased to Septuagint. In response to the Staff’s question, the Company has revised the disclosure on pages 27, 33, 34, 144, 145, 173, 180 and 188 of the Amended Registration Statement to clarify that medallions are leased to Septuagint rather than “contributed” to the entity.

The Company advises the Staff that, as soon as DePalma’s subsidiary is registered with the TLC as the owner of a medallion, the medallion could, in turn, be leased to Septuagint. If DePalma chooses to lease a medallion to Septuagint, DePalma (through its wholly-owned subsidiary) (i) enters into a lease agreement with Septuagint and (ii) delivers to Septuagint supporting form documents that are required by the TLC and the New York State Department of Motor Vehicles. The Company advises the Staff that, in response to the Staff’s comment, it has supplemented the disclosure on page 185 of the Amended Registration Statement to provide additional information regarding the process by which DePalma leases a medallion to Septuagint.

September 8, 2023

The Company further advises the Staff that, while this lease process can be completed in a single business day, there is no typical period between medallion acquisition and lease to Septuagint because DePalma’s determination of whether to lease a medallion to Septuagint is independent of its date of acquisition. Instead, this determination is based on the economic benefits of leasing a medallion to Septuagint (e.g., the potential incremental lease income generated by DePalma from the lease and the enhancement of Septuagint’s profitability as a result of the lease) and other business objectives at the time. In addition to unit economics of a leased vehicle, Septuagint’s ability to promptly deploy the leased medallion into service is a key factor in DePalma’s analysis regarding leasing a medallion to Septuagint. Notably, deployment of a medallion into service requires available drivers and a vehicle that complies with the TLC rules (e.g., painted yellow, installed roof light and taxi meter, etc.). Currently, DePalma has more registered medallions than vehicles ready for operation and, as such, DePalma’s economic determination to acquire additional vehicles will likely determine when additional medallions are leased to Septuagint. In other words, as DePalma acquires more vehicles, more medallions will likely be placed into operation via lease with Septuagint.

DePalma has been registering medallions since January 2018 and has only leased medallions to Septuagint during that time. To date, DePalma has leased 169 medallions to Septuagint, representing approximately 40% of the medallions required to exceed the 85% leasing threshold. As a result, the Company respectively advises the Staff that it does not believe that exceeding the threshold of leasing DePalma’s owned medallions to Septuagint by the end of 2023 is a reasonable possibility.

In summary, DePalma may choose to not lease a medallion through Septuagint if DePalma determines there are better opportunities to sell medallions for capital appreciation, the economics are determined to be unattractive or there is a lack of interested drivers or available vehicles.

MRP and MRP+, page 174

16.

Please revise to clarify if the MRP program was in effect prior to MRP+ going effective in the fourth quarter of 2022. Similarly, clarify if all loans restructured in the MRP program are considered to be MRP+ loans.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 176 of the Amended Registration Statement to clarify that loans under the original MRP program that were not restructured under the MRP+ program are not MRP+ loans in accordance with the Staff’s comment.

Owned Medallions - Fleet and Leasing, page 178

17.

We note your disclosure that you plan to continue to increase the number of taxis in Septuagint’s fleet. Please revise to clarify if you intend to lease more of your existing vehicles to Septuagint or whether you plan to purchase additional vehicles and lease them to Septuagint.

September 8, 2023

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 180 of the Amended Registration Statement to clarify that DePalma intends to purchase additional vehicles and lease them to Septuagint in accordance with the Staff’s comment.

18.

Please revise to describe the material terms of the Operations Services Agreement which establishes the parameters of Septuagint’s day-to-day operations. Specifically, describe the exclusivity provisions and the impact on DePalma and its financial results. Please also file the Operations Services Agreement as an exhibit or tell us why you believe it is not required.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 180 of the Amended Registration Statement to describe the material terms of the Operations Services Agreement in accordance with the Staff’s comment. DePalma does not believe that the Operations Services Agreement is required to be filed as it is not a material agreement because it is an ordinary course agreement, and DePalma is not substantially dependent on it in given that it is terminable, the services being provided thereunder to DePalma can be replaced in the ordinary course by one or more other providers, and, as can be seen in DePalma Acquisition II LLC’s financials, Septuagint’s current operation does not have a material impact on DePalma and its financial results.

Key Factors Affecting Operating Results, page 188

19.

We note your disclosure that your balance sheet consists substantially of loans secured by taxicab medallions. We note that the DePalma entities also hold $214 million in taxicab medallions. Please revise this section to more accurately describe the key factors affecting operating results for DePalma Companies.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 190 of the Amended Registration Statement to more accurately describe the key factors affecting operating results for DePalma Companies in response to the Staff’s comment.

Results of Operations of DePalma I, page 190

20.	Please revise to discuss the amount and trend of Other Income for each period presented.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 190-191 of the Amended Registration Statement to discuss the amount and trend of Other Income for each period presented in response to the Staff’s comment.

September 8, 2023

Net realized and unrealized gains or losses on investment transactions, page 192

21.

We note that you recognized realized losses from cash paydowns but realized gains from foreclosures in each period presented. Please tell us in detail and revise as appropriate to explain the underlying reasons why you realize losses when you resolve a loan with a cash payment but realize gains when you resolve a loan by foreclosing and recovering the medallion. Additionally, we note disclosure on page 173 regarding how you typically resolve Non-MRP+ loans and MRP loans. Please revise to discuss if the various types of resolutions typically impact your financial results differently.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it had realized losses from cash paydowns that were previously presented as a combination of realized losses recognized from write-offs related to the launch of the MRP+ program, offset by realized gains from cash paydowns. In response to the comment provided by the Staff, we have revised the language on page 193 to the Amended Registration Statement to show the distinction between cash paydowns and principal write-offs in realized gains and losses.

22.

We note your disclosure that during the fiscal year ended December 31, 2021, DePalma I recorded unrealized appreciation from investments from a reevaluation of performing MRP+ Loans in its portfolio. Please tell us and revise as needed to explain why you refer to loans as “MRP+” loans at December 31, 2021 considering your disclosure on page 174 that the MRP+ became effective during the fourth quarter of 2022.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 196 of the Amended Registration Statement to clarify that given the announcement of MRP+ in November 2021, assumptions of participation in the program were an input into the valuation of DePalma I’s loan portfolio for the year ended December 31, 2021. During the year ended December 31, 2021, DePalma I recorded unrealized appreciation from investments based on its expectations for eligible MRP+ loans that would participate in the MRP+, as well as reevaluation of expected performing MRP+ loans in its portfolio.

Net realized and unrealized gains on investment transactions, page 195

23.	Please revise to clarify the meaning of “unwinding of previous unrealized gains and losses” related to the fair value of medallions.

September 8, 2023

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the change in unrealized gains and losses during the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to the changes in the fair value of taxi medallions it holds. As gains and losses on investments are realized, previously recognized unrealized gains and losses are reversed and booked to realized gains and losses. As such, in response to the Staff’s comment, the Company has revised the disclosure on page 196 of the Amended Registration Statement under the heading “Key Components of Results of Operations” in response to the Staff’s comment.

DePalma I and II Fair Value Measurements, page 201

24.

We note new disclosure about Our Market added on page 173 and your disclosure in the financial statement notes that there is not a readily ascertainable market value for medallions. Please revise your disclosure on page 173 to provide additional information regarding the market for selling medallions generally and the role that the TLC plays in the sale, transfer and foreclosure of medallions. For example, clarify if all sale transactions are regulated and executed by the TLC, if all sale transactions are reported to the TLC, the reasons the TLC would transfer a medallion via a brokered sale as compared to an auction, the estimated percentage or volume of medallions transferred through each transfer method (e.g., brokered sale, auction, etc.), what information is publicly available, etc.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that medallions are typically sold either through a negotiated transaction, often using TLC-licensed brokers, or at a foreclosure auction. However, the TLC does not regulate the method or economic terms of a medallion transfer. The TLC’s involvement in a medallion transfer is limited to confirming that the open market transferor and transferee submitted a complete medallion transfer package, settling any unpaid fees, taxes or fines associated with the medallion and registering the medallion in the name of the new owner. When a medallion is transferred, the new owner must register the medallion in its name with the TLC in order for a medallion to be deployed on a working taxi vehicle. In connection with such registration, the transferor and transferee also report to the TLC the sales price and manner of medallion acquisition. The TLC makes available on its website certain limited information with respect to medallion transfers, including the month and year of transfer and the method of transfer, which is self-reported and therefore may be imprecise. For example, the TLC’s published data for 2022 indicated that of the 947 unrestricted medallions transfers during that year: (i) 484 medallions had a note for “Foreclosure”; (ii) 106 medallions had a note for “Estate”; (iii) 29 medallions had a note for transfers to family or affiliated entities and (iv) 328 medallions had no note at all for the method of transfer that was reported. Based on this data and assuming that no reported method of transfer indicates a negotiated sale, DePalma can only approximate that during 2022, roughly 50% and 35% of medallion transfers were effectuated through foreclosure and negotiated sales, respectively. However, available information does not offer insight as to whether a negotiated sale was effectuated through a broker.

September 8, 2023

The Company respectfully advises the Staff that, because the TLC is not involved with the method or economic terms of a medallion transfer, medallion transferees are responsible for self-reporting the method of transfer to the TLC and any analysis of data available from the TLC requires significant assumptions, DePalma is unable to reliably report an estimate of the percentage or volume of medallions transferred through each transfer method during any given period.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 192 of the Amended Registration Statement to provide additional information regarding the market for selling medallions generally and the role that the TLC plays in the sale, transfer and foreclosure of medallions.

25.

Please tell us in detail and revise disclosure about Our Market on page 173 to clarify how you use the selling price information publicly released by the TLC in your fair value measurement of medallions at each period end presented.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the selling price information publicly released by the TLC is a factor considered by DePalma along with other inputs, including the purchase price per medallion of DePalma’s various medallion loan portfolio acquisitions, amount per medallion that was backstopped by New York City per the MRP+ program. The Company has assessed its valuation conclusion against the recent activity reported by the TLC. The Company’s value for the medallions falls within the range of recent sales and pre-COVID-19 pandemic sales reported by the TLC.

The Company has revised the disclosure on pages 174 and 192 of the Amended Registration Statement to clarify how DePalma uses the selling price information publicly released by the TLC in its fair value measurement of medallions at each period presented in accordance with the Staff’s comment.

26.	Please revise disclosure in Our Market on page 173 to disclose the average, maximum and minimum price information in a tabular format.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 174 of the Amended Registration Statement to disclose the average, maximum and minimum price information in a tabular format in accordance with the Staff’s comment.

September 8, 2023

27.

Noting the significant variability in the prices of medallion sales prices reported by the TLC over the periods disclosed, please revise disclosure in Our Market section on page 173 to provide context for the underlying reasons for the significant variability in prices.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 174-175 of the Amended Registration Statement to provide context for the underlying reasons for the significant variability in medallion sales prices reported by the TLC over the periods disclosed in accordance with the Staff’s comment.

28.

Please tell us in detail and revise disclosure in Changes in Interest Rates on page 189 to explain how changes in interest rates impact the discount rate used to measure the fair value of MRP+ loans. Also, specifically discuss how the increase in interest rates during 2022 impacted the discount rate and fair value of your MRP+ loan portfolio.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the value of MRP+ loans is determined by applying a discount to the anticipated unpaid principal balance of the underlying loans. The two factors used in determining the discount are the movement in interest rates and a risk premium to account for the risk of the program’s effectiveness. The increase in interest rates during 2022 led to an increase in the discount applied to MRP+ loans. However, this increase was more than offset by the certainty around the MRP+ program launching, and therefore the discount rate applied in the valuation was reduced on a net basis.

The Company has revised the disclosure on page 191 of the Amended Registration Statement to explain how changes in interest rates impact the discount rate used to measure the fair value of MRP+ loans in accordance with the Staff’s comment.

29.

Please revise disclosure in Net Realized Gain (Loss) From Investments section on page 191 to disclose the key inputs or judgments used and the reasons for their change which resulted in a decrease to the discount rate used to measure the fair value of MRP+ loans during the quarter ended March 31, 2023 that subsequently resulted in the recorded unrealized gain.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the value of MRP+ loans is determined by applying a discount to the anticipated unpaid principal balance of the underlying loans. The two factors used in determining the discount are the movement in interest rates and a risk premium to account for the risk of the program’s effectiveness. The risk premium has declined each quarter as more loans have entered the program and as more payments have been received, including the quarter ended March 31, 2023. As loans were successfully restructured into the MRP+ program, the risk premium due to uncertainty was finally reduced to 0% on June 30, 2023, leading to an unrealized gain for MRP+ loans. Additionally, the risk-free interest rate used in the model decreased during the quarter ended June 30, 2023, which resulted in a further reduction of the discount rate.

September 8, 2023

The Company has revised the disclosure on page 191-192 of the Amended Registration Statement to disclose the key inputs or judgments used and the reasons for their change which resulted in a decrease to the discount rate used to measure the fair value of MRP+ loans during the periods presented in accordance with the Staff’s comment.

30.

We note your disclosure on page 176 that as of March 31, 2023, you have restructured loans under MRP+ and that you forgave approximately $203 million in principal and received approximately $39 million in upfront principal reduction payments. Please revise disclosure in Standardized MRP+ Loan Terms on page 176 to clarify how much of the $39 million in upfront principal reduction payments came from the City of New York. Also, please tell us in detail and revise disclosure in Investment Transactions on page F-62 to disclose how you account for restructured loans. For example, explain when you derecognize a loan, how you measure any realized gain or loss, how you measure the fair value of the restructured loan, etc.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that DePalma has revised its disclosure on pages 173, F-64 and F-87) of the Amended Registration Statement to clarify how much of the upfront principal reduction payments came from the City of New York in accordance with the Staff’s comment.

Prior to the implementation of the MRP+ program, DePalma most notably amended loan terms with borrowers in default with methods such as a restructuring, discounted payoff, and paydown and surrender as further detailed on page 173 of the Amended Registration Statement. Pursuant to a restructuring, such as a direct reduction in principal balance agreed upon by the parties in which DePalma does not take possession of the underlying medallion collateral, DePalma will recognize a new fair value for such loan consistent with DePalma’s accounting policies, as detailed and revised within the financial statements of DePalma I, and record any difference versus the cost basis of the loan immediately prior to the restructuring as a realized gain or loss upon restructuring. Prior to the legal settlement of a loan in default, DePalma may take possession of the underlying medallion collateral. If DePalma takes possession of the collateral and assesses that further collections on a loan are not probable, DePalma will derecognize the carrying value of the loan, recognize the underlying medallion collateral at fair value consistent with DePalma’s accounting policies, and record any difference to realized gain or loss. Any subsequent collections on such a loan are recognized to realized gain until the loan’s legal settlement.

Under the MRP+, medallion loans are restructured to reduce the outstanding principal balance to a restructured principal balance of $200,000 or less per medallion, depending on the outstanding principal balance prior to restructuring, and further reduced by $30,000 per medallion principal reduction payment provided by funding from the MRP+ program. The reduction in the outstanding principal balance to the restructured principal balance is not recorded until the $30,000 payment is received. When a loan enters the MRP+, the fair value of the restructured loan is recognized based on the restructured unpaid principal balance consistent with DePalma’s accounting policies, with the difference between the new fair value and the cost basis of the loan immediately prior to restructuring being recorded as a realized gain or loss.

September 8, 2023

31.

We note you presented the charge to write off the promissory notes receivable during the year ended December 31, 2021 as “Net change in unrealized appreciation from investments” as disclosed on page F-122. We also note your disclosure on page F-132 that cash flows related to these notes were presented as “purchase of investments” in the statements of cash flows. Please tell us why you believe this loss is unrealized, why you included it in the change in investments line item, and why you present cash flows as purchase of investments, considering that the notes were not classified and disclosed as investments previously. Alternatively, please revise your presentation as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment. The DePalma Companies advise the Staff that the investment objective of the DePalma Companies is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including but not limited to, taxi medallions and loans secured by taxi medallions. The promissory note(s) were executed with Septuagint in support of Septuagint’s efforts to monetize taxi medallions on behalf of its members, and the promissory notes accrue interest at a rate of 12% per annum. DePalma believes these factors are consistent with DePalma’s purpose and status as an investment company for financial reporting purposes given that the promissory notes represent interests in the taxi industry that are designed to generate investment income for DePalma. In addition, the promissory notes are financial instruments that DePalma has the right to sell or hold to maturity at its discretion. As such, DePalma believes these promissory notes are not precluded from meeting the criteria of being accounted for and reported as other investments pursuant to ASC 946-325 and therefore has reported these promissory notes as investments accounted for at fair value and fundings of these promissory notes are presented as purchases of investments on the Consolidated Statements of Cash Flows.

In addition, DePalma believes the loss reported resulting from the change in fair value of these promissory notes is appropriately presented as unrealized given DePalma has not exited the investment and Septuagint remains obligated to pay DePalma all outstanding principal and accrued interest. The unrealized loss was recorded, and related investment reported at a fair value of $0, for all applicable periods based on DePalma’s assessment of the creditworthiness of Septuagint and collectibility in accordance with GAAP. Therefore, DePalma II’s management believes the loss is appropriately presented as unrealized.

32.

We note disclosure on page F-56 that Non-MRP+ loans are non-performing, and that fair value is measured based on the discounted collateral value of the taxi medallion(s). We also note your disclosure that the fair value of an individual loan in the schedule is allocated based on MRP+ or Non-MRP+ designation. Please tell us in detail and revise the Consolidated Schedule of Investments are other appropriate section to disclose how the fair value is allocated to each individual Non-MRP+ loan. Please explain the variability in the fair values allocated to each loan considering that each loan is measured based on the value of the same collateral.

September 8, 2023

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the fair value is allocated to each individual non-MRP+ loan at the discounted value of the underlying collateral, or if over collateralized, by the value of the outstanding principal balance. The value of non-MRP+ loans are impacted by the collateral value of the specific loan, the unpaid principal value of the loan, and if there was a mortgage attached to the specific loan.

The collateral value is determined by the jurisdiction of the underlying medallion. DePalma has a different per medallion value for different jurisdictions. Jurisdictions such as New York, Chicago, and Philadelphia have different valuations assigned to them. Additionally, loans may have different numbers of medallions as collateral for a specified loan.

Regarding unpaid principal balance, loans are valued at the lesser of unpaid principal balance and medallion collateral value less a discount applied to medallion collateral for non-MRP+ loans (referenced in question #35). Additionally, DePalma has specified that in instances where New York City medallion loans are overcollateralized with an unpaid principal value below a specified value per medallion, the loans are determined to have a fair value equal to par. As of June 30th, 2023, loans with an unpaid principal balance less than or equal to $165,000 per medallion are determined to have a fair value equal to par because they are overcollateralized to such a degree that no discount to unpaid principal balance is warranted.

Lastly, certain borrower relationships have mortgage collateral attached to the underlying loans in addition to the medallion(s) collateral. In those instances, the value of the mortgage is allocated pro rata by number of medallions across the specified borrowers’ loans. The total value of collateral through mortgages is not significant (approximately 5% and 3% of the total fair value of Non-MRP+ loans as of December 31, 2022 and 2021, respectively).

Ultimately, the variability in fair value attributed to each loan is based on whether the loan went through the MRP+ program, the unpaid principal balance of the loan, the number of medallions attached to the loan, if there was mortgage collateral attached to the loan, and the jurisdiction of the medallion.

As such, DePalma has revised the disclosure on pages F-58, F-60, F-81 and F-83 of the Amended Registration Statement to disclose how the fair value is allocated to each individual non-MRP+ loan.

33.	Please revise Note 3. Fair Value Measurements on page F-64 to discuss the key inputs and key judgments used to develop the discount rate used to measure MRP+ loans.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 3. Fair Value Measurements on pages 208 - 209, F-68, F- 69, F-90, and F-91 of the Amended Registration Statement to discuss the key inputs and key judgments used to develop the discount rate used to measure MRP+ loans.

September 8, 2023

34.

Noting the materiality of NYC medallions, please revise the table on page F-65 summarizing the valuation techniques and significant unobservable inputs used for DePalma’s investments, categorized within Level 3 of the fair value hierarchy, to separately disclose the low range, high range and weighted average medallion prices for New York City (NYC) medallions separately from non-NYC medallions for each period presented. Please make similar revisions for DePalma II.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 208 – 209, F-69, F-91, F-110, and F-134 of the Amended Registration Statement to separately disclose the low range, high range and weighted average medallion prices for New York City (NYC) medallions separately from non-NYC medallions for each period presented.

35.

We note your disclosure on page F-66 that a 5% discount was applied to the Market Medallion price for New York City medallions at December 31, 2022 and March 31, 2023 as the medallions are not directly held by DePalma. We also note that a 10% discount was applied at December 31, 2021. Please tell us in detail and revise Note 3. Fair Value Measurements to disclose as appropriate why the discount is needed to properly measure fair value and explain why the discount decreased during 2022.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that a discount is applied to Non-MRP+ loans to account for the time and legal fees associated with taking ownership of a medallion. The Company believes that a market participant would be willing to pay more for a medallion that is owned outright compared to a medallion collateralizing a non-performing loan that will need to go through a foreclosure process. The discount was reduced to 5% in 2022 due to the MRP+ program supporting a higher price level for medallions and its success signaling less dislocation in the industry.

As such, DePalma has revised the disclosure on pages 208 – 209, F-69 and F-91 of the Amended Registration Statement to disclose why the discount is needed to properly measure fair value and why the discount decreased during 2022.

36.

Please revise Note 3. Fair Value Measurements to provide the reconciliation of the beginning and ending balances for investments that use Level 3 inputs separately for MRP+ loans and Non-MRP+ loans for each period presented.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 207, F-68 and F-90 of the Amended Registration Statement to provide the reconciliation of the beginning and ending balances for investments that use Level 3 inputs separately for MRP+ loans and Non-MRP+ loans for each period presented.

September 8, 2023

37.

Please refer to comment 46. Please tell us in further detail how you specifically used the market data detailed in the 1st paragraph in your response in measuring the fair value of Non-MRP+ loans and medallions at December 31, 2022. It appears that you use market data going back a number of years. Please tell us how you weight more recent market data as compared to older market data and tell us why you believe using this older data results in an appropriate fair value at the measurement date under current market conditions. Please also tell us the nature and volume of medallion transactions you had with Septuagint in the quarters ending December 31, 2022 and March 31, 2023 and how you considered this information in your fair value measurements at each period end.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that no quantitative weightings were assigned to the various factors in calculating the appropriate fair value. However, on a qualitative basis, the Company ascribed larger weightings toward the MRP+ program and the bulk purchases by the Company prior to the COVID-19 pandemic. Through the MRP+ program, New York City chose to backstop a large quantity of loans based on the City’s perceived value of the medallions as collateral. The Company has assessed its valuation conclusion against the recent activity reported by the TLC. The Company’s value for the medallions falls within the range of recent sales and pre-COVID-19 pandemic sales reported by the TLC. The Company’s valuation assigns less credence to recent one-off sales reported by the TLC, as the motivation of each seller is unknown. The sales reported by the TLC during the COVID-19 pandemic are also considered to be outliers, as the NYC taxi industry was significantly affected by the COVID-19 pandemic.

For the quarters ending December 31, 2022 and March 31, 2023, DePalma II leased 142 and 150 medallions to Septuagint, respectively. The leased medallions to Septuagint were not considered as a factor in determining the fair value of medallions, Non-MRP+ loans, or MRP+ loans.

Executive Officer and Director Compensation, page 210

38.

We note your response to prior comment 38. Please revise to clarify whether, after the completion of the Business Combination, directors or members of your management team who remain with you will or will not be paid consulting or management fees from New MAC. To the extent known, please also confirm that you will disclose all such fees.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 216 of the Amended Registration Statement to clarify that, after the completion of the Business Combination, individual directors or members of the Company’s management team who remain with the Company will not be paid consulting or management fees from New MAC to address the Staff’s comment. In addition, the Company respectfully advises the Staff that, to the extent directors or members of management of New MAC will be paid consulting or management fees from New MAC in the future, the Company will disclose all such fees.

Certain Relationships and Related Person Transactions, page 222

39.

Please revise to provide required disclosures for the arrangement with the Manager to provide compensation to named executive officers as referenced on page 184. Please also quantify and describe the fees received from and financial interests in the DePalma Companies, as referenced on page 224.

Response:

September 8, 2023

The Company acknowledges the Staff’s comment and has revised the disclosure on page 228 of the Amended Registration Statement to provide the required disclosures for the arrangement with the Manager to provide compensation to named executive officers in accordance with the Staff’s comment. The Company respectfully advises the Staff that MAM is a registered investment advisor that receives management fees for investment management services that it performs for investors in various investment partnerships. The DePalma entities are part of a greater portfolio of investment positions managed through those investment partnership entities. Currently, MAM is compensated by those partnership entities for its entire portfolio of investment activity, based on the dollar amount managed in each partnership. There are no fees specifically allocated to any investment in the portfolio. Therefore, the DePalma Companies currently do not pay MAM any fees.

Note 2. Significant Accounting Policies, page F-82

40.

Please refer to comment 43. We note your response does not address the specific criteria in paragraphs ASC 946-10-15-4 through 15-9 and the Implementation Guidance in ASC 946-10-55 separately for DePalma I and DePalma II. Please provide us an accounting analysis with specific citation to the relevant guidance in ASC 946 separately for each entity. As part of this analysis, describe the design, business purpose (see FASB ASC 946-10-55-4 through 946-10-55-7), and the reason for performing the activities described below (see FASB ASC 946-10-55-10), including how the entity is marketed and presented to current and potential investor.

Response:

The Company respectfully acknowledges the Staff’s comment and has included the below analysis to assess each of DePalma I and DePalma II separately and to further address the Staff’s comment.

ASC 946-10-15-4: An entity regulated under the Investment Company Act of 1940 is an investment company under this Topic.

Neither DePalma I nor DePalma II are entities regulated under the Investment Company Act of 1940 because neither constitutes an investment company under Section 3 of that Act or is excluded as an investment company under Section 3 of that Act.

ASC 946-10-15-5: An entity that is not regulated under the Investment Company Act of 1940 shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment.

ASC 946-10-15-6: An investment company has the following fundamental characteristics: a. It is an entity that does both of the following:

1.	Obtains funds from one or more investors and provides the investor(s) with investment management services.

September 8, 2023

Each of DePalma I and DePalma II are capitalized and owned by a group of six different limited partnerships (or “Funds”), which are each further capitalized by multiple investors. Each of DePalma I and DePalma II facilitate investment management services to the Funds by outsourcing them to its Investment Manager, Marblegate Asset Management. As the Investment Manager, Marblegate Asset Management serves both DePalma I and DePalma II by making all investment decisions on a day-to-day basis. Therefore, this characteristic is met for both DePalma I and DePalma II.

2.	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

Each of DePalma I and DePalma II commits to investors that its purpose is to use all of its assets to make opportunistic investments in the taxi industry, including taxi medallions, loans related to purchases of taxi medallions, and related taxi assets. The Funds, through DePalma I and DePalma II, will seek to purchase portfolios of taxi medallions at discounts to Marblegate Asset Management’s assessment of their intrinsic value. The Funds are expected to realize their return objectives by maintaining a focus on capital preservation, while seeking a combination of investment income and capital appreciation. Each of the Funds invested in DePalma I and DePalma II has a mandate to invest for the purpose of realizing returns through capital appreciation and investment income. In each Fund, each of DePalma I and DePalma II represents an investment position held in such Fund’s portfolio for the purpose of producing those returns. DePalma I recognizes returns on its investments in loans collateralized by taxi medallions through accrual of interest income from the loans and/or receiving payments up to the par value of the loans which DePalma I originally purchased at a discount. In addition, DePalma I recognizes capital appreciation on the fair value of the loans in excess of their cost basis, most notably through its interests in taxi medallion collateral backing the loans in the event of a loan default and repossession of the collateral by DePalma I. DePalma II seeks to recognize return on its investments in taxi medallions through capital appreciation in excess of their cost bases to DePalma II. Therefore, this characteristic is met for both DePalma I and DePalma II.

b.

The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

As noted above within the analysis of ASC 946-10-15-6(a), the purpose of each of DePalma I and DePalma II is to make opportunistic investments in the taxi industry while seeking a combination of current investment income and capital appreciation. Neither DePalma I or DePalma II, nor their affiliates, are designed to obtain benefits from an investee that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. Therefore, this characteristic is met for both DePalma I and DePalma II.

ASC 946-10-15-7: An investment company also has the following typical characteristics:

a.	It has more than one investment.

September 8, 2023

DePalma I and DePalma II each has more than one investment. DePalma I has an investment in DePalma Acquisition I Grantor Trust and DePalma Acquisition I Grantor Trust II (together, the “Trusts”). These Trusts are wholly owned and consolidated with the ultimate investments being loans collateralized by taxi medallions. Additionally, DePalma I owns taxi medallion loans that are not owned by the Trusts. DePalma II is invested in numerous Mini-LLCs, which are wholly owned and consolidated by DePalma II, that hold two taxi medallions each and is also invested in a joint venture Septuagint.

b.	It has more than one investor.

As noted above within the analysis of ASC 946-10-15-6(a)(1), each of DePalma I and DePalma II is capitalized and owned by more than one investor. Therefore, this characteristic is met for both DePalma I and DePalma II.

c.	It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

Each of DePalma I and DePalma II has six separate Funds investing in it, which collectively own 100% of each entity, respectively. There is no material common ownership among the six Marblegate funds that own DePalma I and DePalma II. While each Fund shares the Marblegate name, the only relationship between these entities is that they share the same investment manager, Marblegate Asset Management. Further, there are multiple investors within each of these Funds that are the ultimate indirect owners of DePalma I and DePalma II, respectively. Therefore, this characteristic is met for both DePalma I and DePalma II.

d.	It has ownership interests in the form of equity or partnership interests.

Each of DePalma I and DePalma II is organized as a limited liability company and the ownership interests are in the form of equity units. Therefore, this characteristic is met for both DePalma I and DePalma II.

e.	It manages substantially all of its investments on a fair value basis.

Performance of investments is evaluated by the entities and their respective Funds on a fair value basis. Additionally, while management fees are not charged to either DePalma I or DePalma II, both management fees and incentive allocations are charged by the Funds, and those fees are based on the fair value of assets held by the Funds. As of June 30, 2023, approximately 91% of DePalma I’s assets are investments in loans reported at fair value, with the rest of its assets constituting mostly cash. As of June 30, 2023, approximately 98% of DePalma II’s assets are investments in medallions reported at fair value. Therefore, each of DePalma I and DePalma II manages substantially all of its assets on a fair value basis, and this characteristic is met.

ASC 946-10-15-8: To be an investment company, an entity shall possess the fundamental characteristics in paragraph 946-10-15-6. Typically, an investment company also has all of the characteristics in the preceding paragraph. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

September 8, 2023

As analyzed above, each of DePalma I and DePalma II meets the characteristics within ASC 946-10-15-6 and ASC 946-10-15-7 and, therefore, no further analysis was needed pursuant to this guidance.

ASC 946-10-15-9: The implementation guidance in Section 946-10-55 is an integral part of assessing investment company status and provides additional guidance for that assessment.

The DePalma Companies reviewed and considered the guidance of ASC 946-10-55 below in response to the Staff’s comment with respect to each of DePalma I and DePalma II related to each entity’s assessment as an investment company.

•

For the analysis of DePalma I, please include in your analysis how you considered whether originating, structuring, restructuring and workout of taxi-medallion loans, which appear to be key activities of the entity, represent substantive activities that preclude the entity from qualifying as an investment company under ASC 946. Clarify why you believe your activities differ from other entities that are not ASC 946 investment companies, but that also restructure their nonperforming loans. Provide data on the number of nonperforming loans acquired, how many have been sold, how many have been restructured/modified to participate in MRP/MRP+, how many restructured loans have defaulted, the time period from restructuring to default, the action you took upon default (e.g., modifying the loan, seizing the collateral, etc.), for medallions seized, the number sold to unrelated third parties, the number transferred to DePalma II, and a description of any other actions taken related to the medallions.

DePalma I has assets and liabilities, and engages in activities, other than those directly correlated to achieving capital appreciation or other investment income which are not deemed to be significant. These assets, liabilities, and activities, as well as DePalma I’s design and business purpose, are discussed in further detail and analyzed pursuant to the guidance of ASC 946-10-55 below:

•

Design and business purpose – DePalma I is a Delaware limited liability company and has an investment in certain Trusts, which are wholly owned and have been established to issue certificates to their holders, to acquire certain assets, primarily loans secured by taxi medallions, to enter into certain contracts in connection therewith, and to engage in those activities that are necessary, suitable or convenient to accomplish the foregoing. DePalma I is owned by its Members, which are Funds in which various entities and individuals are investors. Upon its formation, the Funds invested in DePalma I advertised to potential investors that its investment objective is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including but not limited to, loans secured by taxi medallions. Further, DePalma I seeks to purchase portfolios of taxi medallions at discounts to intrinsic value and expects to realize its return objectives by maintaining a focus on capital preservation while seeking a combination of current investment income and capital appreciation. DePalma I does not have employees and is instead

September 8, 2023

managed by its Investment Manager, Marblegate Asset Management, LLC (“MAM”), which provides DePalma I and the Members with certain investment advisory, administrative, and related services for a management fee which is paid by each Member. DePalma I’s exit strategy for its loan investments includes holding to maturity while collecting interest income and principal payments in excess of cost, and/or foreclosure on underlying medallion collateral which are then distributed out (in-kind) at fair value to the members who then contribute the medallions in-kind to DePalma II.

•

Assets and liabilities – As of June 30, 2023, of DePalma I’s investments consisted of its taxi medallion collateralized loan investments at fair value, which comprised approximately 91% of its total assets. The remaining assets of DePalma I consisted of cash (approximately 8% of total assets), and interest receivable and due from affiliates (approximately less than 1% of total assets). DePalma I’s liabilities consist of service fees payable, loan payments received in advance, and other accrued expenses, which in the aggregate amount to approximately less than 1% of total assets and are incurred for the purpose of servicing the investment portfolio and investors. Therefore, DePalma I believes it does not have significant assets or liabilities other than those relating to its investing activities.

•

Negotiating and overseeing the origination, structuring, restructuring and workout of taxi-medallion loans – New MAC may engage in loan origination after closing of the Business Combination, however DePalma I has not historically engaged in originating new taxi medallion collateralized loans. DePalma I’s existing interests in such loans were established by purchasing existing loans in three separate transactions on the secondary market, with the intention to purchase such loans at a discount to their respective par values and recognize capital appreciation by recovering amounts in excess of the cost to DePalma I through servicing or restructuring such loan, or foreclosing on its underlying collateral. DePalma I was able to purchase such loans at discounts to par given the inherent risk of default that these loans can carry, and therefore, restructuring or otherwise settling these loans outside of the original contractual terms is an activity that DePalma I engages in to enhance its ability to recognize returns in excess of cost. In addition, all of the restructuring activities on loan investments held by DePalma I are evaluated and performed by MAM or another servicing entity. Loan restructurings are evaluated to remain consistent with the original investment objective of recognizing capital appreciation and, as these activities are performed by the Investment Manager consistent with other ASC 946 investment companies, DePalma I management does not view these as substantive activities of DePalma I.

•

Foreclosure and repossession of taxi medallions – As noted above, DePalma I’s intention when investing in medallion collateralized loans is to purchase such loans at a discount to their respective par values and recognize capital appreciation by recovering amounts in excess of the cost to DePalma I through collections of cash principal and interest payments, or potential foreclosure and repossession of the underlying collateral taxi medallion(s), or both. In addition, all activities related to restructuring and/or foreclosing on medallion collateral are performed by the Investment Manager.

September 8, 2023

When purchasing loans, some loans are already in default at time of purchase, and DePalma I anticipates that additional borrowers may default, and DePalma I, through the Investment Manager, will need to consider restructuring with the borrower or exercising its rights in foreclosing on and repossessing the taxi medallions that serve as collateral for those loans and/or seeking other relief that may be available (e.g., litigation on a guaranty). From inception, DePalma I has acquired approximately 3,300, nonperforming loans across all jurisdictions. Additionally, there have been approximately 1,500 NYC loans restructured pursuant to the MRP+ program. In the instance that loans have entered the MRP+ program and subsequently default, the MRP+ program provides missed debt service payments to DePalma I, and DePalma I is able to continue receipt of scheduled monthly payments until there is a disposition. At current, there have been no dispositions of MRP+ loans.

In addition, DePalma I has restructured approximately 500 non-MRP+ loans, of which 36 loans have defaulted under the restructured terms, with an average time between restructuring and default of approximately 15 months. DePalma I most notably restructures loan terms with borrowers in default with methods such as a general restructuring, discounted payoff, and paydown and surrender as further detailed on page 179 of the Amended Registration Statement.

If a nonperforming loan is not restructured, DePalma conducts a loan specific enforcement review and determines how to proceed (e.g., foreclose and/or litigation). To date, all foreclosed and surrendered medallions from the DePalma I portfolio have been transferred to DePalma II.

Due to the risk of default, the Investment Manager evaluates the underlying medallion collateral for potential capital appreciation when determining whether to purchase a loan investment. Although DePalma I does not intend to directly hold, nor has it historically sold any medallions that it obtains through foreclosure to third parties, it distributes them in kind at fair value to its members who then contribute them in kind to its affiliate, DePalma II, in order to continue the realization of capital appreciation or other investment income, consistent with the investment objective of DePalma II. As of June 30, 2023, DePalma I has transferred 1,526 medallions to its members in-kind at fair value who then contribute the medallions in-kind to DePalma II. Given that foreclosure activities are performed by the Investment Manager and, upon foreclosure and repossession of a taxi medallion, DePalma I distributes such medallions to DePalma II to seek to achieve further capital appreciation pursuant to the purpose of DePalma II, DePalma I views the activity of foreclosing and repossessing taxi medallions as consistent with the original investment objective of recognizing capital appreciation and therefore does not view these as substantive activities that preclude DePalma I from qualifying as an investment company under ASC 946. DePalma I does not recognize other revenue or expense for these activities.

•

Please explain why in default scenarios, seizing the medallions and transferring it to DePalma II without consideration, which in turn has the business objective of leasing such medallions to Septuagint Solutions, which you describe as your “our operating joint venture” that operates a “dedicated fleet of 150 taxicabs,” is consistent with the fundamental characteristics of an ASC 946 investment company.

The Company has made reference to the guidance of ASC 946-10-55-8 through 55-10 below to address its investment and leasing of medallions and vehicles to Septuagint Solutions.

September 8, 2023

ASC 946-10-55-8: An entity would not be an investment company if the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. Examples of relationships and activities that would be inconsistent with the characteristics of an investment company include any of the following:

a.

The entity or its affiliates acquire, use, exchange, or exploit the processes, assets, or technology of an investee or its affiliates. This includes the entity or its affiliates having disproportionate or exclusive rights to acquire assets, technology, products, or services of an investee or its affiliates (for example, by holding an option to purchase an asset from an investee if the asset’s development is deemed successful).

b.	There are other arrangements between the entity or its affiliates and an investee or its affiliates to jointly develop, produce, market, or provide products or services.

c.

An investee or its affiliates provide financing guarantees or assets to serve as collateral for borrowing arrangements of the entity or its affiliates to provide returns or with the objective of providing returns other than capital appreciation or investment income. The guidance in this paragraph does not prohibit an investment company from using its investments in its investees as collateral for any of its borrowings.

d.	An affiliate of the entity holds an option to purchase from the entity ownership interests in an investee at an amount other than fair value.

e.	There are transactions between the entity or its affiliates and an investee or its affiliates that meet any of the following:

a.	They are on terms that are unavailable to entities that are not affiliates of the investee.

b.	They are not at fair value or are not conducted at arm’s length.

c.	They represent a substantive portion of the investee’s or the entity’s business activities, including business activities of affiliates of the entity or affiliates of the investee.

ASC 946-10-55-9: An investment company may have a strategy to invest in more than one investee in the same industry, market, or geographical area to benefit from synergies that increase the returns from capital appreciation and investment income from those investments. Transactions between an entity’s investees should not affect the entity’s assessment of whether it is an investment company unless those transactions result in the entity obtaining returns or benefits other than capital appreciation or investment income.

ASC 946-10-55-10: An investment company may provide both of the following services to an investee, either directly or through an investment in an entity that provides those services, only if those services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for the investment company:

a.	Assistance with day-to-day management of the operations of an investee

b.	Financial support, such as a loan, capital commitment, or guarantee.

September 8, 2023

In February 2019, DePalma II entered into a joint venture with a third-party, Kirie Eleison Corp (“KE”), and formed Septuagint Solutions LLC (“Septuagint”). Septuagint is a Medallion Leasing Agent and Taxi Fleet operating company, licensed by the TLC as an agent/broker for managing New York City taxi medallions. DePalma II entered this venture as an entryway toward getting the medallions held by DePalma II in use by taxi drivers to begin to monetize its medallions. The owners of KE have been in the business of managing taxis and can also monetize their medallions through Septuagint. DePalma II and KE each own 50% of Septuagint’s outstanding voting units. DePalma II’s primary responsibilities to the investment include, through the Investment Manager, assisting with financial reporting and budgeting, as well as investing medallions, through leasing agreements, that Septuagint can use in its taxicab fleet operations. In addition, DePalma II has historically provided Septuagint with loans for working capital purposes that accrue interest. KE’s primary responsibilities to the investment include managing the day-to-day operations of the taxicab fleet, including entering into leasing agreements with taxicab drivers for the use of medallions and taxicab vehicles. As consideration for DePalma II’s leases of medallions and vehicles to Septuagint, Septuagint is required to pay DePalma II, subject to various agreements including a medallion owner lease agreement and guaranty agreement, $1,500 per month per medallion, and a fixed vehicle payment, inclusive of principal and interest, which is dependent on the type of vehicle being leased, as further detailed within the audited financial statements of DePalma II.

In accordance with ASC 946-10-55-8, an entity may not be an investment company if it has other arrangements with an investee to jointly develop, market, and provide services that are not related to capital appreciation or other investment income. ASC 946-10-55-9 states, transactions between an entity’s investees should not affect the entity’s assessment of whether it is an investment company unless those transactions result in the entity obtaining returns or benefits other than capital appreciation or investment income. Further, ASC 946-10-55-10 states an investment company may provide certain services to an investee, including assistance with day-to-day management of the investee and providing financial support to the investee, only if those services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both, and do not represent a separate substantial business activity or separate substantial source of income for the investment company.

DePalma II considered whether its investment and other activities with Septuagint have characteristics that may preclude it from being an investment company pursuant to this guidance and acknowledges the activities of leasing medallions and vehicles to Septuagint are activities that may not have characteristics of investment activities. DePalma II further considered its business purpose and investment objective, which is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including but not limited to, taxi medallions. In addition, DePalma II considered that its investment in Septuagint represented an opportunity to monetize its medallions by investing them in a joint venture in which experienced taxicab operations professionals, KE, would run the day-to-day operations of such medallions and taxicab vehicles in order to generate a return for DePalma II on its investments in medallions. Although leasing arrangements are not a typical income stream of an investment company, DePalma II views this income stream and reason for doing these activities as a method towards maximizing future returns from capital appreciation for its Members through positive development of the taxi medallion industry in support for DePalma II’s potential disposition of such medallions for capital gains when deemed appropriate for its Members. DePalma II’s activities also relate to MAM’s overall efforts on behalf of the Funds to maximize the value and investment return for investors of loans originally acquired and the medallion collateral received.

September 8, 2023

Additionally, DePalma II views the nature of these activities as representative of investment activities of DePalma II given that DePalma II is investing its assets into a company and generating returns that are generally passive to its Members given that DePalma II does not provide services towards the day-to-day operations of the taxicab fleet, and that the Investment Manager, on behalf of DePalma II, is providing services to Septuagint such as financial reporting and budgeting. As it relates to taxicab vehicles, DePalma II provides upfront financing by purchasing taxicab vehicles which it leases to Septuagint through sales-type leases over a period of 36-months, and charges interest at a rate of 6% per annum through the vehicle promissory note agreements to which Septuagint has guaranteed and is required to make monthly minimum payments on. Although DePalma II owns legal title to the vehicles, DePalma II has no intention of possessing and operating the vehicles at the end of the lease term separately from Septuagint. Instead, DePalma II purchases the taxicab vehicles to lease with the medallions as an incentive to achieve DePalma II’s investment objective of capital appreciation towards getting the medallions on the road in order to begin to monetize its medallions. As such, DePalma II is providing financial support to Septuagint by providing financing for taxicab vehicles needed for use in the operations of Septuagint and earns interest income on the transactions. Consistent with the medallion agreements, DePalma II views the nature of these activities as DePalma II’s investing its assets and generating returns that are generally passive to its Members. Since inception, DePalma II has not recognized substantive income streams related to these activities with Septuagint in comparison to other realized and unrealized gains on investment transactions reported to date. DePalma II has not recognized any income related to these activities with Septuagint during the years ended December 31, 2022 and 2021 and the period ended June 30, 2023. Based on these circumstances, the Company believes the guidance of ASC 946-10-55-8 through 55-10, specifically in relation to its agreements with Septuagint, does not preclude it from being an investment company under ASC 946.

•

For the analysis of DePalma II, please tell us how you considered whether leasing medallions and taxicab vehicles owned by DePalma II represent substantive activities that preclude the entity from qualifying as an investment company under ASC 946. Refer to guidance in ASC 946-10-55-4.

DePalma II has assets and liabilities, and engages in activities, other than those directly correlated to achieving capital appreciation or other investment income. These assets, liabilities and activities, as well as DePalma II’s design and business purpose, are discussed in further detail and analyzed pursuant to the guidance of ASC 946-10-55 below:

•

Design and business purpose – DePalma II is a Delaware limited liability company and has an investment in certain Mini-LLCs, which are wholly owned, and established to hold at least two taxi medallions each. DePalma II is owned by its Members, which are made up of a group of funds that are further made up of investors. Upon its formation, DePalma II disclosed to potential investors that its investment objective is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including but not limited to, taxi medallions, primarily in the jurisdiction of New York City. Further, DePalma II will seek to realize its return objectives by maintaining a focus on capital preservation, while seeking a combination of current investment income and capital appreciation. DePalma II does not have employees, and is instead managed by MAM, as its Investment Manager, which provides DePalma II and the Members with certain investment advisory, administrative, and related services for a management fee which is paid at the Member level. Although DePalma II has not historically sold taxi medallions and does not have an immediate plan to exit its investments at present, DePalma II’s exit

September 8, 2023

strategy for its taxi medallion investments includes an eventual disposition of such assets to realize capital gains on behalf of its Members. Upon DePalma II’s formation, the taxi medallion industry, particularly in New York City, was a dislocated industry that was further impacted by the COVID-19 pandemic. DePalma II believes that further organization of the industry, including implementing programs like the MRP+, will enable DePalma II to realize capital gains on its investments when deemed to be in the best interests of its Members.

•

Assets and liabilities – As of June 30, 2023, DePalma II’s investments consisted of taxi medallions at fair value, which comprised approximately 98% of its total assets. The remaining assets of DePalma II consisted of cash and property and equipment (taxicab vehicles at cost less accumulated depreciation), which in the aggregate amount to less than approximately 2% of its total assets. DePalma II’s liabilities consist of a deposit liability, amounts due to affiliates, and other accrued expenses, which in the aggregate amount to approximately 1% of total assets. As such, DePalma II believes it does not have significant assets or liabilities other than those relating to its investing activities.

•

Leasing medallions and vehicles to Septuagint – DePalma II and Septuagint enter into the medallion owner lease agreements and guaranty agreements which grant Septuagint the right to use medallions and taxicab vehicles, most notably by further leasing them to individual taxicab drivers. While these would be deemed relationships and activities inconsistent with the characteristics of an investment company under ASC 946-10-55-8, ASC 946-10-55-9 states that investment companies may have strategies to invest in an investee in the same market to benefit from synergies that increase the returns from capital appreciation and investment income from those investments. In addition, DePalma II’s arrangement with Septuagint was not formed to jointly develop, product, market, or provide taxi fleet operating services but rather for the primary purpose of protecting the value of the original investment in medallions and generating capital appreciation through its investment in Septuagint that provides such services. DePalma II participated in the formation of Septuagint in order to facilitate an investment into the taxi fleet operating business. Their formation of Septuagint with Kirie Eleison Corp (“KE”) was the result of KE’s extensive expertise and institutional knowledge in the taxi fleet industry that, combined with DePalma II’s investment of capital, provided the opportunity for capital appreciation toward getting the medallions on the road in order to begin to monetize its medallions. In addition, Septuagint is currently only providing such services to DePalma II. Further, activities with Septuagint have had minimal impact on the results of operations of DePalma II to date compared to the appreciation DePalma II has recognized on its investments. As such, DePalma II does not view activities related to the leasing of medallions and vehicles to Septuagint as activities substantive to DePalma II.

September 8, 2023

•

For the analysis of both DePalma I and DePalma II, please tell us how you considered whether these activities were material to each respective entity, including your consideration of quantitative and qualitative factors on an historical and future basis. Please tell us how you considered the following qualitative factors and any other factors you considered in assessing whether the origination and restructuring activities of DePalma I and the leasing activities of DePalma II represent substantive activities:

•	Fees – the level of fees generated from restructuring loans

•	Investing activity – The nature and extent of your purchase/sale of non- originated/restructured loans relative to your origination/restructuring of loans

•	Regulatory considerations – The regulations to which you are subject and how they impact your purpose and design.

•	Entity ownership and management

•	Customization of the loans

•	Loan retention

•	Embedded features

Fees – All loan restructuring activities are for the purpose of realizing value on the original position purchased on the secondary market in order to deliver returns to investors. Fees earned from restructuring are accretive to value to investors. For the year ended December 31, 2022, approximately $2.5 million was received in restructuring fees and for the six months ended June 30, 2023, approximately $1.8 million was received in restructuring fees. These fees have been received as a result of restructuring loans into the MRP+ program, in consideration for restructuring the unpaid principal balance. Given that the MRP+ program was not effective in 2021, there were no restructuring fees received in that year. The purpose of this program is to restructure loans into new loans, at a lower principal value, that can be paid by the borrowers on schedule. As such, the act of restructuring these loans facilitates the long-term goal of delivering capital appreciation and investment income to investors and preserves value from the original purchase. The fees received from such restructurings are accretive in value, help to offset the realized loss generated from writing off unpaid principal balance for zero proceeds and further enhance the investors’ ultimate return. Please note that the MRP+ program was a one-time event and DePalma does not expect these fees to be a material contributor to the DePalma’s returns in the future.

Investing activity – All investing activity related to loans and medallions has been generated by the original purchase of loans and medallions on the secondary market. Purchases and sales booked afterwards are for the purpose of restructuring and foreclosing on loans in order to realize capital appreciation and investment income from the original purchase.

Regulatory considerations – DePalma I and DePalma II have determined that regulatory considerations are not material to the restructuring activities of DePalma I or the leasing activities of DePalma II. DePalma I’s business is to purchase loans and hold them to maturity, foreclosure or sale. This business is not a regulated business. The MRP+ program was a one-time event in which the TLC was involved. A future version of the MRP+ program is not anticipated.

DePalma II holds medallions for capital gain and also leases medallions to Septuagint in order to enhance the value of medallions. These are done in unregulated, private transactions. As noted previously, while the TLC regulates and oversees the transfer of medallions into the name of DePalma’s subsidiaries, this is administrative and not material.

September 8, 2023

Entity Ownership and Management – As mentioned previously, DePalma I and DePalma II are owned by Funds, whose purpose is to deliver returns to investors based upon capital appreciation and investment income. These Funds are limited partnerships, owned by passive investors that are invested for the purpose of receiving such returns. As such, the ownership structure meets the mandate of an investment company.

DePalma I and DePalma II are managed by Marblegate Asset Management, LLC (“MAM”), which is an investment manager that also manages the Funds. MAM’s mandate for the Funds’ investors is to manage the Funds’ investment activity to deliver returns to the investors. As such, DePalma I’s and DePalma II’s management structure is consistent with their investors’ management structure and supports the conclusion that DePalma I and DePalma II are investment companies.

Customization of the Loans – Loan customization is in line with the MRP+ program that is available to NYC Taxi drivers. This program is widely available and terms are standard. The entire purpose of customizing loans is to protect and enhance the value of the capital originally deployed to purchase loans and medallions on the secondary market. For Non-MRP+ restructurings, the Company has extended the due date and alter the terms of the loan (e.g. interest rate) as per current market standards.

Loan Retention – The loans currently held were acquired as a result of purchases on the secondary market, and are typically held until maturity unless default issues arise and a workout transaction is needed.

Embedded Features –. There are no particular embedded features of the loan contracts in DePalma I or the lease contracts in DePalma II that are material to the assessment of whether these activities are substantive.

41.

Please refer to comment 43. We note in your response you state that you expect to be able to sell taxi medallions in the future to earn capital appreciation. Please provide us information regarding the sales of taxi medallions to date. Please describe your strategies to optimize the value of medallions historically and your plans for the future to provide context to this statement. Please also reconcile this assertion with what appears to be DePalma I’s historical practice of substantively transferring the medallion to De Palma II for no consideration.

Response:

The Company acknowledges the Staff’s comment. To date, DePalma has sold no taxi medallions and has focused on resolving loans with existing borrowers and leasing medallions to Septuagint in order to increase the value of and demand for medallions. DePalma’s future plans are to monetize its medallions by selling medallions and continuing to utilize capital to attach medallions to cars in order to put medallions on the road, which will ultimately help the medallions increase in value.

September 8, 2023

The New York taxi market in recent years has lacked capital, struggled under the burden of debt, and did not adequately address driver work conditions and terms. By providing individuals opportunities to operate a taxicab or purchase a medallion with the appropriate financing, DePalma will improve the demand of medallions and optimize their value. Historically, DePalma has optimized the value of medallions by finding constructive loan restructuring solutions with existing borrowers, Septuagint to expand access to vehicles through leasing our medallions and to attract drivers by improving the overall driver experience.

DePalma’s constructive restructuring solutions include our development and participation in the MRP+ program and our resolutions with Non-MRP+ borrowers.

DePalma respectfully disagrees with the statement that DePalma I transfers medallions to DePalma II for no consideration. The medallions are transferred in kind at fair value to the members of DePalma I. Immediately thereafter, the members of DePalma I contribute those medallions in kind to DePalma II and receive membership interests in DePalma II (equal in value to the medallions transferred) in exchange for the in kind contribution of those medallions.

Investment Transactions, page F-84

42.

Please refer to comment 44. We note your disclosure that realized gains and losses from investment transactions are generally recorded on an average cost basis. Please tell us and revise as appropriate to discuss when the average cost basis is not used.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that DePalma has revised the disclosure on pages F-64 and F-87 of the Amended Registration Statement to clarify that realized gains and losses from investment transactions are only recorded on an average cost basis.

43.

Please refer to comment 44. We note your discussion in your response that the loans were purchased in three separate portfolio transactions. Please tell us and revise as appropriate to provide additional detail regarding how the average cost of each loan was determined. For example, clarify on what basis the portfolio cost was allocated to each individual loan in the pool, clarify if the cost of each loan was determined separately for each portfolio purchase or if three portfolio purchases were aggregated, etc.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the loans were purchased in three separate transactions and in each of those transactions a cost basis was calculated by averaging the cost of the portfolio acquisition price over the principal value of the acquired loans. The cost of each loan is determined based on the principal value of each loan as a proportion of the relevant portfolio purchase.

September 8, 2023

Investment in Septuagint, page F-101

44.

Please refer to comments 52 and 53. You disclose on page F-121 that Septuagint was determined to be a VIE, DePalma II does not have power and is not the primary beneficiary, and therefore, Septuagint has not been consolidated with DePalma II. Additionally, your disclosure appears to indicate that your investment in Septuagint meets the criteria to be an equity method investment, but you have elected the fair value option. These accounting determinations do not appear to be consistent with the conclusions in your responses that your investment in Septuagint does not meet the exception criteria in ASC 946-810-45-3 or ASC 946-323-45-2 (i.e., the purpose of your investment is not to provide services to DePalma II but rather is to realize a gain on the sale of the investment). Please clarify for us whether you believe your investment meets the exception criterion noted above and therefore, would require the additional accounting determinations consistent with your accounting policy disclosure and revise your disclosure as needed. Please note that if you believe you do not meet the exception criteria noted above, we may have additional comments.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that DePalma II has revised its disclosure on pages F-105 and F-126 of the Amended Registration Statement in response to the Staff’s comment. The Company acknowledges that there are services being provided by Septuagint to DePalma subject to the Operations Services Agreement, as well as to end-user customers of taxicab services. The primary purpose of Septuagint is to monetize taxi medallions on behalf of the members by providing taxicab services to end-user customers. Currently, Septuagint is only leasing and therefore monetizing medallions of DePalma II as the other member has not leased any medallions to Septuagint since inception. Given the purpose of Septuagint has been to monetize taxi medallions solely on behalf of DePalma II since inception through June 30, 2023, DePalma II’s investment in Septuagint does meet the exception criteria in ASC 946-810-45-2 and ASC 946-810-45-3, and therefore DePalma further evaluated its relationship with Septuagint pursuant to the consolidation requirements and variable interest model of ASC 810. DePalma determined that Septuagint does meet the criteria of a VIE pursuant to ASC 810, however, DePalma does not have power and is not the primary beneficiary, and therefore, Septuagint has not been consolidated with DePalma and will account for this equity investment in accordance with Subtopic 946-323 to which DePalma has elected the fair value option subject to the guidance under ASC 825-10. Additionally, it is noted that DePalma II would also account for its investment in Septuagint at fair value if the scope exception criteria in ASC 946-810-45-2 and ASC 946-810-45-3 had not been met.

45.

We note your disclosure on page F-107 that Septuagint is obligated for the full and prompt payment and performance of all present and future obligations of the mini-LLC’s to DePalma II under the promissory notes. We also note disclosure throughout the filing (e.g., 172, 178, 188, F-107, F-129, etc.) that makes it appear that Septuagint is obligated to pay DePalma II for the vehicles regardless of whether the mini-LLC’s are able to or make payments to DePalma II under the promissory notes. Please revise to more clearly describe the mini-LLC’s obligations under the promissory notes. For example, clarify if the mini-LLC’s are only required to make payments to DePalma II under the promissory notes if they receive payments from Septuagint. Additionally, please revise to more consistently and clearly describe Septuagint’s obligations under the guaranty agreements.

September 8, 2023

Response:

The Company acknowledges the Staff’s comment and advises the Staff that DePalma II has revised the disclosure on pages F-112 and F-136 of the Amended Registration Statement to more clearly describe the mini-LLC’s obligations under the promissory notes and more consistently and clearly describe Septuagint’s obligations under the guaranty agreements in response to the Staff’s comment.

46.

We note your disclosure on page F-126 related to the adoption of ASC 842 that all existing leases were reassessed and determined to be sales-type leases. Please revise your disclosure on page F-130 related to Vehicles to clarify that all leases are classified as sales-type leases.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that DePalma II has revised the disclosure on pages F-113 and F-137 of the Amended Registration Statement to clarify that all leases are classified as sales-type leases in response to the Staff’s comment.

47.

We noted your disclosure related to the medallion owner lease agreements with Septuagint on page F-129. Please tell us in detail and revise to disclose if there is one contract with Septuagint related to the lease of medallions and taxicab vehicles or whether there are separate contracts. Also, revise to discuss the basic terms of each contract. Ensure you clarify the payment terms related to the lease of the taxicab vehicles. We note you attribute payments of $1,248,481 through December 31, 2022 to payments for the lease of the taxicab vehicles on page F-130.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that DePalma II has revised its disclosure on pages F-112 and F-136 of the Amended Registration Statement to address the Staff’s comment and further clarify the terms of the medallion owner lease agreements. The Company respectfully advises the Staff that DePalma II, through its wholly owned and consolidated limited liability companies (the mini LLCs), enters into multiple medallion owner lease agreements with Septuagint, whereby the mini-LLCs lease one or more medallions and taxicab vehicles per each contract entered into. In addition to the medallion owner lease agreements, DePalma II, through the mini-LLCs, enters into multiple guaranty agreements with Septuagint that names Septuagint as the guarantor of the promissory notes between DePalma II and the mini-LLCs. The guaranty agreement notes that Septuagint “absolutely, unconditionally and irrevocably guarantees” to DePalma II, its successor and assigns, the full and prompt payment and performance of all present and future obligations of the mini-LLCs to DePalma II under the promissory note agreements, including, payments of principal and interest when due. DePalma II’s management considers the guaranty agreements and the medallion owner lease agreements a single contract as they are entered into at or near the same time with the same counterparty (Septuagint). In making this determination, DePalma II’s management considered the following criteria from ASC 606-10-25-9:

September 8, 2023

a)	The medallion owner lease agreements and guaranty agreements are negotiated as a package with the same commercial objective.

b)

The amount of consideration to be paid under the guaranty agreements by Septuagint depends on DePalma II granting Septuagint the exclusive right to operate or sublease the taxicab vehicles under the medallion owner lease agreements.

c)	The medallions and taxicab vehicles promised in the contracts are two separate and distinct performance obligations in accordance with paragraphs 606-10-25-14 through 25-22.

Each medallion owner lease agreement specifically states and requires Septuagint to pay $1,500 per month per medallion to DePalma II, when the medallion is in service, through the mini-LLCs, and has an initial term of two-years with two consecutive automatic one-year renewal options, unless terminated by either party with 60-days’ notice before the end of initial term or any renewal term. DePalma II maintains ownership of the medallions throughout the agreement, and the medallions are returned to DePalma II upon termination of an agreement. Alternatively, at the end of the lease term, Septuagint retains possession of the taxicab vehicles.

The medallion owner lease agreements do not specify consideration specific to the taxicab vehicles, however, it is understood between parties that consideration for right to use the taxicab vehicles is represented by the repayment schedule of each promissory note as supported by the guaranty agreements. The amounts payable for the use of the taxicab vehicles under the guaranty agreements represent the stand-alone selling price of the taxicab vehicles which is evidenced via the promissory notes/purchase agreements with the car dealer and DePalma II. Additionally, as noted above, the contractual consideration specified per medallion is $1,500 per month for all medallions, whereas the consideration for taxicab vehicles is dependent upon the make/model of the taxicab vehicle and can vary. These factors indicate that the standalone selling price for a medallion is $1,500 per month as stated within the medallion owner lease agreements, and the standalone selling price for taxicab vehicles is dependent on the type of vehicle and terms of the agreements executed between DePalma II and the car dealer. As such, the monthly rental payments of $1,500 per medallion are allocated to the medallions while the monthly payments under the promissory notes/guaranty agreements are allocated to the taxicab vehicles. The promissory notes have a maturity date of three-years from commencement and accrue interest at 6% per annum.

As discussed in response to the Staff’s comment #48, as a result of the COVID-19 pandemic and its impact on the taxi industry, DePalma agreed to defer scheduled payments required by Septuagint on the vehicle leases under the guaranty agreements. After the payment holiday ended, Septuagint began making scheduled payments of principal and interest through June 30, 2023. Due to Septuagint’s lack of operating history and ability to make lease payments, DePalma determined the collectibility of these leases to not be considered probable as of the dates presented and recognized any lease payments received as a deposit liability. As the vehicle leases are related party leases, they were accounted for according to their legally enforceable terms and conditions. In addition, no payments have been received on the medallions as of June 30, 2023.

48.

We note your disclosure on page F-107 that the payment holiday ended on April 30, 2022 and DePalma II began receiving lease payments through March 31, 2023 totaling $1,727,806 which are recorded as a deposit liability. Please tell us all the facts and circumstances related to the payments made after the payment holiday ended and how you assessed whether collectability of lease payments was probable at December 31, 2022 and March 31, 2023.

September 8, 2023

Response:

The Company acknowledges the Staff’s comment. As a result of the COVID-19 pandemic and its impact on the taxi industry, DePalma agreed to defer scheduled payments required by Septuagint on the vehicle leases. After the payment holiday ended, Septuagint began making scheduled payments of principal and interest through December 31, 2022 and March 31, 2023. Due to Septuagint’s lack of operating history and ability to make lease payments, DePalma determined the collectibility of these leases to not be considered probable as of the dates presented. Septuagint has continued making scheduled vehicle lease payments through June 30, 2023, however as Septuagint has not made payments on other contracts with DePalma such as monthly medallion payments, repayments on the working capital note, and reimbursable expenses due to DePalma, DePalma determined the general creditworthiness of Septuagint is not sufficient to deem the collectibility of vehicle lease payments and other contracts as probable as of June 30, 2023.

49.

We note your disclosure on page F-126 that the vehicle leases were classified as sales- type leases and your disclosure on page F-107 that due to collectability not being probable, you continue to recognize the underlying leased vehicles in property and equipment. In the Vehicles note on page F-107, please disclose the undiscounted cash flows to be received on an annual basis for a minimum of each of the first five years and a total of the amounts for the remaining years. Refer to ASC 842-30-50-12.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that DePalma II has revised the disclosure on pages F-113 and F-137 of the Amended Registration Statement to disclose the undiscounted cash flows to be received on an annual basis for a minimum of each of the first five years and a total of the amounts for the remaining years in response to the Staff’s comment.

50.

We note your disclosure on page F-130 that you applied ASC 606 to the leasing of taxicab medallions to Septuagint. Please provide us your accounting analysis related to the application of ASC 606 to the medallion leasing contracts. Your analysis should clearly articulate:

•	If you believe the contracts are in the scope of ASC 606, regardless of whether it was probable that you would collect substantially all of the consideration to which you would be entitled.

•	How you assessed whether Septuagint met the definition of a customer in ASC 606.

•	How you assessed whether the leasing of taxicab medallions was an output of Depalma II’s ordinary activities.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that DePalma II’s management has concluded that the medallions leased to Septuagint under the medallion owner lease agreements meet the criteria to be considered a contract within the scope of ASC 606, regardless of whether it was probable that DePalma II would collect substantially all of the consideration to which DePalma II would be entitled. In making this determination, DePalma II’s management considered the following criteria from ASC 606-10-25-1:

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a)	Septuagint and DePalma II have approved the contracts in writing and are committed to perform their respective obligations,

b)	DePalma II can identify each party’s rights regarding the goods or services to be transferred.

c)	DePalma II can identify the payment terms for the goods or services to be transferred.

d)	The contract has commercial substance.

The definition of a customer in accordance with ASC 606-10-15-3 states “A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” The guidance does not define the term “ordinary activities” because it was derived from the definition of revenue in the conceptual framework of the FASB in effect when the standard was developed. The definition of revenue per the ASC Master Glossary refers to an entity’s “ongoing major or central operations.” As it relates to the medallions leased under the medallion owner lease agreements, DePalma II defines its “customer” as Septuagint. The investment objective of DePalma II is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including taxi medallions. DePalma II provides Septuagint with the right to use the medallions in exchange for cash consideration under the medallion owner lease agreements, which represents an output of DePalma II’s ordinary activities. Therefore, DePalma II’s management believes Septuagint meets the definition of a customer. During the term of the medallion owner lease agreements, Septuagint has control over pricing and utilization with taxi drivers, therefore has inventory risk. If a taxi driver fails in its obligation to make payments on the medallions, Septuagint does not have a right to put the medallion back to DePalma II until the end of its lease term.

51.	Please tell us how you considered whether the leasing of taxicab medallion transactions were in the scope of ASC 610.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that ASC 610-20-05-01 states “[t]his Subtopic provides guidance on the recognition of gains and losses on transfers of nonfinancial assets and in substance nonfinancial assets to counterparties that are not customers.” ASC 610-20-05-2 clarifies that “[t]he term transfer in this Subtopic is used broadly and includes sales… or other changes in facts and circumstances that result in the derecognition of nonfinancial assets or in substance nonfinancial assets that do not constitute a business. For example, an entity may lose control of nonfinancial assets or in substance nonfinancial assets because of the expiration or termination of an existing contractual arrangement…” As discussed above in the Company’s response to Comment 50, DePalma II’s management concluded Septuagint meets the definition of a customer. Further, Septuagint is granted the exclusive right to operate or sublease the medallions under the Medallion Owner Lease Agreements, and does not obtain ownership of the medallions nor have the right to sell the medallions. Upon termination of the Medallion Owner Lease Agreement, the medallions are returned to DePalma II as DePalma II retains ownership of the medallions. Therefore, DePalma II’s management concluded the medallions leased under the Medallion Owner Lease Agreements were not within the scope of ASC 610 as Septuagint is a customer and the leasing of the medallion transactions do not constitute the sale or transfer of a nonfinancial asset as DePalma II retains ownership of the medallions.

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52.

Please refer to comment 54. Please revise the DePalma II balance sheet, income statement and statement of cash flows to separately present amounts with related parties (e.g., Deposit Liabilities). Refer to Rule 4-08(k) of Regulation S-X for guidance.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that DePalma II has revised the disclosures on pages F-98 - F-103 and F-120 - F-125 of the Amended Registration Statement to separately present amounts with related parties.

Investment Transactions, page F-125

53.

We note your disclosure that DePalma II records realized gains and losses from investment transactions on a first in, first out basis. Please tell us how you considered the guidance in ASC 946-320-40-1 that realized gains and losses should be determined on the specific identification or average-cost methods in selecting your policy.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that DePalma II has revised the disclosure on pages F-106 and F-131 of the Amended Registration Statement to clarify realized gains and losses from investment transactions are only recorded on an average cost basis in accordance with ASC 946-320-40-1.

Valuation of Investments, page F-125

54.

We note your disclosure that taxi medallions are intangible assets and that you hold them for capital appreciation and record them at fair value with changes included in unrealized appreciation consistent with DePalma II’s status as an investment company. Please tell us the basis in US GAAP for classifying intangible assets as investments and measuring them at fair value through the profit and loss. Additionally, please tell us how you considered whether taxicab vehicles should be classified as investments and measured at fair value through profit and loss.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that although not regulated under the Investment Company Act, DePalma II qualifies as an investment company for accounting purposes and follows the accounting and reporting guidance in accordance with the ASC 946, Financial Services – Investment Companies. DePalma II invests in taxi medallions as an asset class for the purposes of capital appreciation and offers investors an indirect method of gaining exposure to the price of taxi medallions. Therefore, DePalma II’s management accounts for its investment in taxi medallions as “other investments” under ASC 946-325. Under that

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guidance, these investments are subsequently measured at fair value through profits or losses. Lastly, other entities that are not regulated under the Investment Company Act but qualify as an investment company for accounting purposes, hold intangible assets and offer investors an indirect method of gaining exposure to the price of such intangible assets. Such entities also measure the intangible assets held for capital appreciation at fair value.

With respect to the classification of the taxicab vehicles as investments, DePalma II’s management considered the guidance within ASC 946-10-55-12 which states, “[a]n investment company typically holds multiple investments at the same time to diversify its risk and maximize its returns from capital appreciation, investment income, or both.” As noted above, the investment objective of DePalma II is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including taxi medallions. To achieve this objective of capital appreciation, DePalma II purchases the taxicab vehicles to lease with the medallions as an incentive under the Medallion Owner Lease Agreements and do not generate a return on those vehicles. In accordance with ASC 946, DePalma II’s management determined that the taxicab vehicles do not represent investments as they do not generate income or provide a return to its investors.

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If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP